TABLE OF CONTENTS

MANAGEMENT REPORT2

1. MAIN EVENTS IN THE SIX MONTHS OF 20212

2. FINANCIAL HIGHLIGHTS3

3. FINANCIAL GUIDANCE4

4. RISK FACTORS4

5. FORWARD-LOOKING STATEMENTS5

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION6

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS8

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE PROFIT OR LOSS9

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS10

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS12

MANAGEMENT REPORT

1.	MAIN EVENTS IN THE SIX MONTHS OF 2021

FIRST QUARTER OF 2021

We refer to our Q1 2021 press release.

SECOND QUARTER OF 2021AND RECENT BUSINESS UPDATE

“The first half of 2021 has been marked by clinical, financial and regulatory achievements for argenx. As we look toward 2022, we are well-positioned to build on the impressive progress we have made with our first-in-class FcRn antagonist, efgartigimod. We are expanding our commercial organization to reach patients living with generalized myasthenia gravis this year and know that these investments will benefit us in the future and support our growing, differentiated pipeline,” said Tim Van Hauwermeiren, Chief Executive Officer of argenx.

“Beyond myasthenia gravis, we are expanding the breadth of efgartigimod into our fifth and sixth indications, myositis and bullous pemphigoid and simultaneously investing in scientific breakthroughs through our Immunology Innovation Program (IIP). Our first-in-class C2 inhibitor, ARGX-117, emerged from the IIP and has the potential to be our next pipeline-in-a-product opportunity. Collectively, the demonstrated execution this year supports our ‘argenx 2025’ vision and brings us closer than ever to becoming a global, integrated, immunology company,” concluded Mr. Van Hauwermeiren.

During its July 20th R&D Day, argenx introduced its long-term vision to becoming a global, integrated immunology organization. The ‘argenx 2025’ vision includes:

-	Efgartigimod being globally available to patients across its three expanding commercial franchises in neuromuscular diseases, hematology and dermatology
-	Efgartigimod commercially available or in clinical development in 15 active indications
-	Progress across broader immunology pipeline with ARGX-117 in multiple late-stage trials and ARGX-119 demonstrating proof-of-concept
-	Investment in continued expansion of differentiated pipeline through immunology innovation program, generating one new asset into pipeline each year

On track with buildout of global commercial organization in anticipation of potential approval of efgartigimod for treatment of generalized myasthenia gravis (gMG)

-	Biologics License Application (BLA) under review with U.S. Food and Drug Administration (FDA) with target action date of December 17, 2021 under Prescription Drug User Fee Act (PDUFA)
o	Marketing Authorization Application (J-MAA) under review with Japan’s Pharmaceuticals and Medical Devices Agency (PMDA) with anticipated approval in half of 2022
o	MAA on track to be filed with European Medicines Agency (EMA) in second half of 2021
o	Zai Lab on track with regulatory discussions with National Medical Products Administration (NMPA) for approval in China
-	ADAPT Phase 3 trial results of efgartigimod for treatment of gMG published in Lancet Neurology
-	Hiring of salesforce to be completed in the U.S. in third quarter of 2021 and in Japan in fourth quarter of 2021

o	Ongoing engagement with gMG patient community through marketing and advocacy efforts, including award-winning docuseries “A Mystery to Me”, and continued enrollment into real-world evidence study, MyRealWorld®MG

Efgartigimod is currently being evaluated in five ongoing registrational trials across four indications, including ADAPT-SC (gMG), ADHERE (chronic inflammatory demyelinating polyneuropathy or CIDP), ADVANCE (IV) and ADVANCE-SC (primary immune thrombocytopenia or ITP), and ADDRESS (pemphigus)

-	Completion of enrollment expected by end of 2021 in ADAPT-SC and ADVANCE (IV); topline data in both trials expected in first half of 2022
-	Broadened efgartigimod opportunity with announcement of new indications, idiopathic inflammatory myopathies (myositis) within neuromuscular franchise and bullous pemphigoid within dermatology franchise
o	Phase 2/3 trial of efgartigimod for treatment of myositis to start by end of 2021, pending interactions with FDA
o	Phase 3 registrational trial of efgartigimod for treatment of bullous pemphigoid to start by end of 2021
-	Phase 2 proof-of-concept trials of efgartigimod in additional indications to be evaluated as part of collaboration with Zai Lab

Phase 1 healthy volunteer data of C2-inhibitor, ARGX-117, support path forward into multifocal motor neuropathy (MMN)

-	Favorable safety profile demonstrated across single and multiple ascending doses and both IV and SC formulations
-	Pharmacokinetic/pharmacodynamic profiles demonstrate potential for infrequent dosing schedules
-	Phase 2 trial of MMN patients on track to start by end of 2021

Immunology Innovation Program (IIP) continues to bring value to argenx as internal pipeline programs or through partnerships and licensing agreements

-	ARGX-119, a SIMPLE Antibody™ aimed at boosting neuromuscular junction in disease, emerging from IIP to be next pipeline candidate within neuromuscular franchise
-	Regained worldwide rights to anti-CD70 antibody cusatuzumab from Janssen; argenx to evaluate alternatives to advance cusatuzumab through partnership
-	15-20 discovery programs under evaluation at any point in time that have emerged from IIP

2.	FINANCIAL HIGHLIGHTS

As of January 1, 2021, the Company changed its functional and presentation currency from euro to U.S. dollars, which results in reporting financial highlights in U.S. dollar as compared to euro in prior periods. Historical financials have been converted at the average exchange rate of the related period.

Cash, cash equivalents and current financial assets totaled $2,731.0 million as of June 30, 2021, compared to $1,996.5 million on December 31, 2020. The increase in cash and cash equivalents and current financial assets resulted primarily from (i) the closing of a global offering, which resulted in the receipt of $1,092.1 million in net proceeds in February 2021, (ii) the net receipt of a $73.1 million non-creditable, non-refundable development cost-sharing payment received from Zai Lab as part of the strategic collaboration for efgartigimod in Greater China, (iii) the payment of $98.0 million related to the purchase of the priority review voucher from Bayer HealthCare Pharmaceuticals, and other net cash flows used in operating activities.

Total operating income increased by $453.2 million for the six months ended June 30, 2021 to $487.5 million, compared to $34.3 million for the six months ended June 30, 2020. The increase was primarily due to the recognition of the transaction price as a consequence of the termination of the collaboration agreement with Janssen, resulting in the recognition of $315.1 million and the closing of the strategic collaboration for efgartigimod with Zai Lab, resulting in the recognition of $151.9 million in collaboration revenue.

Research and development expenses increased by $84.7 million for the six months ended June 30, 2021 to $273.9 million, compared to $189.3 million for the six months ended June 30, 2020. The increase in the first six months of 2021 resulted primarily from higher external research and development expenses, mainly related to the efgartigimod program in various indications and other clinical and preclinical programs. Furthermore, the research and development personnel expenses increased due to a planned increase in headcount and the increased costs of the share-based payment compensation plans related to the grant of stock options.

Selling, general and administrative expenses totaled $129.6 million for the six months ended June 30, 2021, compared to $67.9 million for the six months ended June 30, 2020. The increase resulted primarily from higher personnel expenses, including the costs of the share-based payment compensation plans related to the grant of stock options, and consulting fees linked to the preparation of a possible future commercialization of argenx’s lead product candidate efgartigimod.

The change in fair value on non-current financial assets amounted to $11.2 million for the six months ended June 30, 2021, which is the result of the closing of a Series B financing round of AgomAb Therapeutics, for which argenx maintains a profit share in exchange for granting the license for the use of HGF-mimetic antibodies from the SIMPLE AntibodyTM platform.

Exchange losses totaled $18.4 million for the six months ended June 30, 2021, compared to an exchange gain of $0.2 million for the six months ended June 30, 2020. As a result of the change in the Company’s functional and presentation currency, the exchange losses for the six months ended June 30, 2021 are reflecting the unfavorable change in euro/U.S. dollar exchange rate, mainly attributable to unrealized exchange rate losses on cash, cash equivalents and current financial asset position in euro.

3.	FINANCIAL GUIDANCE

Based on current plans to fund anticipated operating expenses and capital expenditures, argenx continues to expect its 2021 cash burn to approximately double from 2020. The increased spend will support the Company’s transition to an integrated immunology company, including the build-out of global commercial infrastructure and drug product inventory ahead of the expected launch of efgartigimod in gMG in the U.S, the advancement of its clinical-stage pipeline, including expected global trials of efgartigimod in six indications, and the continued investment in its Immunology Innovation Program.

4.	RISK FACTORS

We refer to the description of risk factors in the 2020 annual report, pp. 14-48 as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 2-45. In summary, the principal risks and uncertainties faced by us relate to: our financial position and need for additional capital, development and clinical testing of our product candidates, commercialization of our product candidates, our business and industry, our dependence on third parties, intellectual property, our organization and operations, and the ADSs.

We also refer to the description of our financial risk management given in the 2020 annual report, pp. 289-292, which remains valid.

5.	FORWARD-LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning its statement that the submissions in China and the EU are on track and that it is well-positioned for a global launch of its first-in-class FcRn antagonist, including that BLA for IV efgartigimod for treatment of gMG accepted for review by the U.S. Food and Drug Administration (FDA) in March 2021 with target action date of December 17, 2021 under Prescription Drug User Fee Act (PDUFA), J-MAA submitted to Japan’s PMDA and accepted for review with anticipated Japan commercial launch in 2022, MAA expected to be filed with European Medicines Agency (EMA) in second half of 2021 and Zai Lab Limited to discuss potential accelerated regulatory pathway for approval in China with National Medical Products Administration (NMPA); statements regarding its commercial readiness; its statement that enrollment in trials for fifth and sixth indications to begin in 2021; its statement that data expected mid-year from Phase 1 trial of C2 inhibitor, ARGX-117; Phase 2 dosing plan to be identified for indications including multifocal motor neuropathy (MMN), and Phase 2 trial of MMN on track to start by end of 2021; its expectation that its 2021 cash burn will approximately double from 2020; its hope to reach patients this year; its statements regarding the therapeutic potential of Efgartigimod in patients with gMG as well as several other severe autoimmune diseases mediated by IgG autoantibodies; its plans to start enrollment in two additional efgartigimod indications this year, its expectation to have Phase 1 data mid-year for its C2 inhibitor, ARGX-117, 2021 business and financial outlook and related plans; the therapeutic potential of its product candidates; the intended results of its strategy and argenx’s, and its collaboration partners’, advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the timing of planned clinical trials and expected data readouts; the design of future clinical trials and the timing and outcome of regulatory filings and regulatory approvals. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the effects of the COVID-19 pandemic, argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		As of
		June 30,	December 31,
(in thousands of $)	Note	2021	2020 (*)
ASSETS
Current assets
Cash and cash equivalents	5, 15	$1,581,893	$1,216,803
Research and development incentive receivables — current		—	463
Financial assets — current	6, 15	1,149,104	779,649
Prepaid expenses		62,397	27,913
Inventories	7	59,217	25,195
Trade and other receivables		12,051	6,978
Total current assets		$2,864,663	$2,057,001

Non‑current assets
Restricted Cash - non-current		1,437	1,509
Financial assets - non-current	8, 15	118,021	6,307
Research and development incentive receivables — non-current		26,080	20,626
Deferred tax asset		16,254	15,038
Property, plant and equipment		11,394	11,582
Intangible assets		175,173	167,344
Total non‑current assets		$348,359	$222,406

TOTAL ASSETS		$3,213,022	$2,279,407

(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 4. Accordingly, the December 31, 2020 comparative statements of financial position and related notes have been re-presented retrospectively based on the procedures as outlined in note 4.

The notes are an integral part of these unaudited condensed consolidated interim financial statements

		As of
		June 30,	December 31,
(in thousands of $)	Note	2021	2020 (*)
EQUITY AND LIABILITIES
Equity	9
Equity attributable to owners of the parent
Share capital		$6,202	$5,744
Share premium		3,442,742	2,339,033
Translation Differences		133,161	134,732
Accumulated losses		(928,764)	(991,931)
Other reserves		298,592	186,474
Total equity		$2,951,933	$1,674,052

Non-current liabilities
Provisions for employee benefits		227	155
Deferred tax liabilities		12,388	1,487
Lease liabilities — non-current		4,431	6,181
Deferred revenue — non-current		—	269,039
Total non-current liabilities		17,046	276,862

Current liabilities
Lease liabilities — current		3,450	3,476
Trade and other payables		239,439	275,192
Tax liabilities		1,154	3,497
Deferred revenue — current		—	46,328
Total current liabilities		244,043	328,493

Total liabilities		$261,089	$605,355

TOTAL EQUITY AND LIABILITIES		$3,213,022	$2,279,407

(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 4. Accordingly, the December 31, 2020 comparative statements of financial position and related notes have been re-presented retrospectively based on the procedures as outlined in note 4.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT AND LOSS

		Six Months Ended
		June 30,
(in thousands of $ except for shares and EPS)	Note	2021	2020 (*)
Revenue	11	$470,398	$24,683
Other operating income		17,079	9,619
Total operating income		487,477	34,302

Research and development expenses	13	(273,907)	(189,251)
Selling, general and administrative expenses	14	(129,599)	(67,926)
Total operating expenses		(403,506)	(257,177)

Change in fair value on non-current financial assets	15	11,152	934

Operating income / (loss)		$95,123	$(221,941)

Financial income/(expense)		(745)	(2,403)
Exchange gains/(losses)		(18,375)	245

Profit / (Loss) for the period before taxes		$76,003	$(224,099)
Income tax (expense)/benefit		$(12,835)	$(2,491)
Profit / (Loss) for the period		$63,167	$(226,590)
Profit / (Loss) for the period attributable to:
Owners of the parent		63,167	(226,590)
Weighted average number of shares outstanding		50,638,702	43,476,103
Basic profit / (loss) per share (in $)		1.25	(5.21)
Diluted profit / (loss) per share (in $)		1.17	(5.21)

(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 4. Accordingly, the June 30, 2020 comparative statements of profit and loss and related notes have been re-presented retrospectively based on the procedures as outlined in note 4.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE PROFIT OR LOSS

		Six Months Ended
		June 30,
(in thousands of $ except for shares)	Note	2021	2020 (*)
Profit / (Loss) for the period		$63,167	$(226,590)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities		(1,571)	—
Translation effect		—	2,417
Items that will not be reclassified to profit or loss, net of tax
Fair value gain/(loss) on investments in equity instruments designated as at FVTOCI	15	19,172	—

Other comprehensive income / (loss), net of income tax		17,601	2,417

Total comprehensive profit / (loss) attributable to:		80,768	(224,173)
Owners of the parent		80,768	(224,173)

(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 4. Accordingly, the June 30, 2020 comparative statements of comprehensive profit or loss have been re-presented retrospectively based on the procedures as outlined in note 4.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Six Months Ended
		June 30,
(in thousands of $)	Note	2021	2020 (*)
Operating result		$95,123	$(221,941)
Adjustments for non-cash items
Amortization of intangible assets		492	61
Depreciation of property, plant and equipment		2,471	1,645
Provisions for employee benefits		71	0
Expense recognized in respect of share-based payments	10	92,055	39,447
Fair value gains on financial assets at fair value through profit or loss	15	(11,152)	(934)

		$179,060	$(181,722)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables		(4,101)	19,313
(Increase)/decrease in inventories	7	(34,022)	(5,485)
(Increase)/decrease in other current assets		(34,435)	(2,157)
Increase/(decrease) in trade and other payables		78,367	47,133
Increase/(decrease) in deferred revenue — current		(46,327)	(5,559)
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets		(80,703)	(2,739)
Increase/(decrease) in deferred revenue — non-current		(269,039)	(17,050)

Cash flows (used in) / from operating activities		(211,200)	(148,266)

Interest paid		(420)	(156)
Income taxes paid		(13,449)	(1,436)

Net cash flows (used in) / from operating activities		$(225,069)	$(149,858)

Purchase of intangible assets		(121,047)	(925)
Purchase of property, plant and equipment		(2,389)	(740)
(Increase)/decrease in financial assets — current	6	(370,335)	299,379
Interest received		1,449	5,262

Net cash flows (used in) / from investing activities		$(492,322)	$302,976

Principal elements of lease payments		(1,804)	(1,163)
Proceeds from issue of new shares, gross amount	9	1,091,264	813,186
Issue costs paid	9	(528)	(613)
Exchange gain from currency conversion on proceeds from issue of new shares		966	68
Proceeds from exercise of stock options	9	13,429	5,100

Net cash flows from/used in (-) financing activities		$1,103,327	$816,578

Increase/decrease (-) in cash and cash equivalents		$385,936	$969,696

Cash and cash equivalents at the beginning of the period		$1,216,803	$372,162
Exchange gains/(losses) on cash & cash equivalents		$(20,846)	$3,518
Cash and cash equivalents at the end of the period		$1,581,893	$1,345,376

(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 4. Accordingly, the June 30, 2020 comparative statements of cash flows have been re-presented retrospectively based on the procedures as outlined in note 4.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to Owners of the Parent (*)
										Total
										Equity
										Attributable
										to Owners
	Share		Share		Accumulated	Translation		Other		of the	Total
(in thousands of $)	Capital		Premium		Losses	Difference		Reserves		Parent	Equity
Balance year ended December 31, 2019		$5,209		$1,505,641	$(383,477)		$(27,541)		$80,577	$1,180,409	$1,180,409

Total loss of the period	$		$		$(226,590)	$		$		$(226,590)	$(226,590)
Share-based payment									39,447	39,447	39,447
Issue of share capital		468		812,718						813,186	813,186
Transaction costs for equity issue				(613)						(613)	(613)
Exercise of stock options		13		2,836						2,849	2,849
Translation effect (*)							2,417			2,417	2,417

Balance period ended June 30, 2020		$5,690		$2,320,583	$(610,068)		$(25,124)		$120,024	$1,811,104	$1,811,104

Balance year ended December 31, 2020		$5,744		$2,339,033	$(991,931)		$134,732		$186,474	$1,674,052	$1,674,052

Total profit of the period	$		$		$63,167	$		$		$63,167	$63,167
Other comprehensive income / (loss)									19,172	19,172	19,172
Income tax benefit from excess tax deductions related to share-based payments									933	933	933
Share-based payment									92,013	92,013	92,013
Issue of new shares		430		1,090,836						1,091,266	1,091,266
Share issue costs				(528)						(528)	(528)
Exercise of stock options		28		13,401						13,429	13,429
Currency translation effect							(1,571)			(1,571)	(1,571)

Balance period ended June 30, 2021		$6,202		$3,442,742	$(928,764)		$133,161		$298,592	$2,951,933	$2,951,933

(*) The Company has adopted a change in its presentation currency from EUR to USD at January 1, 2021, as described in note 4. Accordingly, the June 30, 2020 comparative statements of changes in equity have been re-presented retrospectively based on the procedures as outlined in note 4.

Please refer to note 9 for more information on the share capital and movement in number of shares and note 10 for more information on the share-based payments.

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	General information about the company

argenx SE (the “Company”) is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Willemstraat 5, 4811 AH, Breda, the Netherlands.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2. Impacts of COVID-19 on our business

The current unprecedented challenges as a result of the COVID-19 outbreak have impacted how we operate. We have been taking, and continue to take, the necessary steps in terms of safety, risk mitigation, and financial measures to best manage through these challenging times. We have currently experienced limited impact on our financial performance and financial position, although we continue to face additional risks and challenges associated with the impact of the outbreak.

3.	Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2021 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB and as adopted by the European Union. The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2020.

All amounts herein are presented in thousands of $, unless otherwise indicated, rounded to the nearest $ ‘000.

The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the “Board”) on July 27, 2021.

4.	Significant accounting policies

There were no significant changes in accounting policies, critical accounting judgements and key sources of estimation uncertainty applied by us in these unaudited condensed interim financial statements compared to those used in the annual consolidated financial statements as of December 31, 2020, except for the changes below:

Financial Instruments – non-current Financial Assets

The Company holds investments in non-current financial assets, which based on IFRS 9, are either designated as financial assets at fair value through profit or loss or financial assets at fair value through OCI. The fair value of listed investments is based upon the closing price of such securities at each reporting date. If there is no active market for an equity instrument, the Company establishes the fair value by using valuation techniques.

Based on IFRS 9, the Company irrevocably elected to designate specific investments as a financial asset at fair value through OCI as the participation is not held for trading purposes nor contingent consideration recognised by an acquirer in a business combination.

Foreign Currency Transactions

Functional and Presentation Currency

Items included in the consolidated financial statements of each of our entities are valued using the currency of their economic environment in which the entity operates. As of January 1, 2021, the consolidated financial statements are presented in USD, which is the Company’s presentation currency.

Financial Statements of Foreign Entities

As of January 1, 2021, for foreign entities using a different functional currency than USD:

●	assets and liabilities for each consolidated statements of financial position presented are translated at the closing rate at the date of that statement of financial position.
●	income and expenses for each statement presenting profit or loss and other comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).
●	all resulting exchange differences are recognised in other comprehensive income.

Change in functional and presentation currency as of January 1, 2021

As of January 1, 2021, the Company changed its functional and presentation currency from EUR to USD. The change in functional currency was made to reflect that USD has become the predominant currency in the Company, representing a significant part of the Company’s cash flows and financing. The change has been implemented with prospective effect.

The change in presentation currency, effective January 1, 2021, from EUR to USD is retroactively applied on comparative figures according to IAS 8 and IAS 21, as if USD had always been the presentation currency of the consolidated financial statements. The change was made to reflect that USD is the predominant currency for the Company, and better reflects the economic footprint of the Company’s business going forward. The Company believes that the presentation currency change will give investors and other stakeholders a clearer understanding of the Company’s performance over time.

Comparison figures in the consolidated interim statement of financial position, the consolidated statements of profit and loss and other comprehensive income, the consolidated statement of changes in equity, and consolidated statements of cash flows, all condensed and unaudited, and disclosures have been re-presented, unless otherwise stated, using the procedures outlined below:

●	Assets and liabilities are translated into USD at the closing rates applicable at the end of each reporting period.
●	Income and expenses are translated at exchange rates at the dates of the respective transaction or average rates where these are a suitable proxy.
●	Differences resulting from the re-presentation have been presented as translation difference, a component within shareholders’ equity.
●	Share capital, share premium, and other reserves are translated at historic rates prevailing at the date of transaction.

5.	Cash and cash equivalents

	As of
	June 30,	December 31,
(in thousands of $)	2021	2020
Money market funds	$1,370,363	$858,292
Term accounts	59,422	61,356
Cash and bank balances	152,108	297,155
Total cash and cash equivalents	$1,581,893	$1,216,803

On June 30, 2021, cash and cash equivalents amounted to $1,581.9 million, compared to $1,216.8 million on December 31, 2020 and included money market funds, readily convertible to cash and subject to an insignificant risk of changes in value, term accounts, with an original maturity of 3 months or less and cash and bank balances held in different financial institutions. Cash and bank balances were mainly composed of saving accounts and current accounts.

Please also refer to note 15 for more information on the financial instruments.

6.	Current financial assets

On June 30, 2021, the current financial assets amounted to $1,149.1 million, compared to $779.6 million on December 31, 2020. These current financial assets relate to term accounts with an original maturity longer than 3 months and money market funds which do not qualify as cash equivalents.

Please also refer to note 15 for more information on the financial instruments.

7.	Inventories

	As of
	June 30,	December 31,
(in thousands of $)	2021	2020
Raw materials and consumables	$41,230	$18,608
Inventories in process	17,987	6,587
Finished goods	—	—
Total inventories	$59,217	$25,195

On June 30, 2021, inventories amounted to $59.2 million and related to pre-launch efgartigimod-inventory, capitalized subsequent to the announcement of the topline data from the pivotal Adapt trial of efgartigimod. For the six months ended June 30, 2021, $5.1 million was used in research and development activities.

8.	Financial Assets – non-current

	As of
	June 30,	December 31,
(in thousands of $)	2021	2020
Non-current financial assets held at fair value through profit or loss	$17,458	$6,307
Non-current financial assets held at fair value through OCI	100,563	—
Total financial assets - non-current	$118,021	$6,307

Please also refer to note 15 for more information on the financial instruments.

9.	Shareholders’ capital

On June 30, 2021, argenx SE’s share capital was represented by 51,398,663 shares. All shares were issued, fully paid up and of the same class. The table below summarizes our capital increases, as a result of the global offering and the exercise of stock options under the argenx Employee Stock Option Plan, for the period ended June 30, 2021.

Number of shares outstanding on December 31, 2020	47,571,283
Exercise of options	233,630
Global public offering on Euronext and Nasdaq on February 2, 2021	3,125,000
Over-allotment option exercised by underwriters on February 4, 2021	468,750
Number of shares outstanding on June 30, 2021	51,398,663

On February 2, 2021, argenx SE offered 3,125,000 of its ordinary shares through a global offering which consisted of 1,608,000 ADSs in the U.S. at a price of $320.0 per ADS, before underwriting discounts and commissions and offering expenses; and 1,517,000 ordinary shares in the European Economic Area at a price of €265.69 per share, before underwriting discounts and commissions and offering expenses. On February 4, 2021, the underwriters of the offering exercised their over-allotment option to purchase 468,750 additional ADSs in full. As a result, argenx SE received $1,146.7 million in gross proceeds from this offering, decreased by $56.6 million of underwriter discounts and commissions, and offering expenses, of which $56.0 million has been deducted from equity. The total net cash proceeds from the offering amounted to $1,090.1 million.

On May 11, 2021, at the annual general meeting, the shareholders of the Company approved the authorization to the Board to issue up to a maximum of 10% of the then-outstanding share capital, for a period of 18 months.

10.	Share-based payments

On April 1, 2021, the Company granted a total of 67,833 stock options to certain of its employees, Board members and consultants. Below is an overview of the parameters used in relation to the new grant during 2021:

Stock options granted in	April 2021
Number of options granted		67,833
Fair value of options (in USD) (*)		$98.96 - 154.88
Share price (in USD) (*)		$248.90 - 283.67
Exercise price (in USD) (*)		$275.33
Expected volatility	%	54.24 - 60.01
Expected option life (in years)		4 - 6.50
Risk‑free interest rate	%	(0.41) - (0.08)
Expected dividends		—

(*) amounts have been converted to US dollar at the closing rate of grant date

On May 11, 2021, at the annual general meeting, the shareholders of the Company approved the 2021 remuneration policy, including the Company’s 2021 Equity Incentive Plan providing in both stock option as well as restricted stock units.

Stock options

The stock options are granted to employees, consultants or directors of the Company and its subsidiaries. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. The stock options carry neither rights to dividends nor voting rights. Stock options may be exercised at any time from the date of vesting to the date of their expiry.

The stock options vest, in principle, as follows:

●	1/3 of the total grant on the first anniversary of the date of grant; and
●	1/36th of the total grant on the first day of each month following the first full year.

Upon leave of the employee, consultant or director, stock options must be exercised before the later of (i) 90 days after the last working day at argenx, or (ii) March 31 of the 4th year following the date of grant of those stock options, and in any case no later than the expiration date of the option.

The total share-based payment expense recognized in the unaudited condensed consolidated statement of profit and loss totaled $92.1 million for the six months ended June 30, 2021 compared to $39.4 million for the six months ended June 30, 2020.

11.Revenue

For the six months ended June 30, 2021, the majority of the revenue was generated under the collaboration agreements signed with Zai Lab and Janssen. These agreements comprise elements of upfront payments, milestone payments based on development criteria and research and development service fees.

	Six Months Ended
	June 30,
(in thousands of $)	2021	2020
Upfront payments	$444,303	$20,592
Zai Lab	151,903	-
Janssen	292,278	20,264
AbbVie	121	291
Other	—	37
Milestone payments	24,181	2,020
Janssen	22,865	1,585
AbbVie	102	417
Other	1,214	18
Research and development service fees	1,914	2,071
Janssen	1,892	1,994
Other	22	77
Total revenue	$470,398	$24,683

Below is a summary of the key changes to our collaborations:

Zai Lab

On January 6, 2021, argenx and Zai Lab announced the License agreement for the development and commercialization of efgartigimod in Greater China, granting Zai Lab the exclusive rights to develop and commercialize efgartigimod in Greater China.

Under the terms of the agreement, the Company may receive up to $175 million in collaboration payments, comprised of a $75 million upfront payment in the form of 568,182 newly issued Zai Lab shares calculated at a price of $132 per share, $75 million as guaranteed non-creditable, non-refundable payment, received in the first six months ended June 30, 2021, and an additional $25 million milestone payment upon approval of efgartigimod in the U.S. The Company is also eligible to receive tiered royalties (mid-teen to low twenties on a percentage basis) based on annual net sales of efgartigimod in Greater China.

With regard to this collaboration with Zai Lab:

●	The Company concluded there are two performance obligations under IFRS 15, being the transfer of a license and the at arms-length supply of clinical and commercial product. The Company concluded that these performance obligations are distinct in the context of the contract.
●	The Company concluded that the Subscription Shares granted by Zai Lab, as included in the Share Issuance Agreement, entered into on January 6, 2021, was obtained because of the existing obligations under the terms of the Collaboration and License Agreement, and is therefore to be considered to be part of the overall consideration received.
●	The transaction price of these two agreements is currently composed of a fixed part, that being an upfront payment of $75 million in the form of newly issued Zai Lab shares, and a $75 million guaranteed, non-creditable, non-refundable payment and a contingent part, being the $25 million milestone upon approval of efgartigimod in the U.S. and the consideration received in return for the supply of clinical and commercial product. Milestone payments are only included in the transaction price to the extent it is highly probable that a significant reversal in the amount of cumulative revenue recognition will not occur when the uncertainty associated with the contingent consideration is subsequently resolved. We estimate the amount to be included in the transaction price upon achievement of the milestone event or the supply of clinical and commercial product. Sales-based milestones and sales-based royalties are a part of the Company’s arrangements but are not yet included in its revenue.
●	The fixed part of the transaction price, as well as the $25 million milestone upon approval of efgartigimod in the U.S. has been allocated to the transfer of a license performance obligation.
●	The Company concludes that the license as of the effective date of the contract has standalone value. As such, the Company concluded that the promise in granting the license to Zai is to provide a right to use the entity’s intellectual property as it exists at the point in time at which the license is granted and therefore, revenue accrued has been recognised at a point in time. This conclusion was reached, taking into account following aspects:
o	there are no material restrictions included in the contract which would prevent Zai Lab to direct the use of, and obtain substantially all of the remaining benefits, within the Territory and considering the sales-based royalties which become due to the Company upon successful commercialisation
o	the current phase of efgartigimod, successfully completed the Phase III trials.

Janssen

On June 4, 2021, the Company received a termination notification from Cilag GmbH International, an affiliate of Janssen, which results in the termination of the Collaboration Agreement to jointly develop and commercialize cusatuzumab. As a result the Company regains the worldwide rights to its anti-CD70 antibody cusatuzumab.

Under the terms of the agreement, Janssen committed to an upfront payment of $500 million consisting of a license payment of $300 million and a $200 million equity investment in the Company by subscribing to 1,766,899 new shares at a price of €100.02 per share, including an issuance premium. In December 2019, the Company achieved the first development milestone, triggering a $25.0 million payment.

With regard to this collaboration with Janssen, the Company concluded as follows:

●	There was one single performance obligation under IFRS 15, that being the transfer of a license combined with performance of research and development activities. The Company concluded that the license is not distinct in the context of the contract.

●	The Company concluded that the share premium that Janssen paid above the closing price on the day of entering into the investment agreement (being December 2, 2018) was paid because of the existing obligations to deliver development services under the terms of the collaboration agreement, and was therefore considered to be part of the overall consideration received.
●	The transaction price of these two agreements composed of a fixed part, that being an upfront license fee, and a variable part, being milestone payments and cost reimbursements of research and development activities delivered.
●	The transaction price was allocated to the single performance obligation and revenue was previously recognized over the estimated service period based on a pattern that reflects the transfer of the license and progress to complete satisfaction of the research and development activities.

Following the receipt of the termination notification and as of June 30, 2021, the Company concluded that it has substantially satisfied the performance obligation, and as a consequence, recorded $315.1 million of revenue for the six months ended June 30, 2021.

12.	Segment reporting

The Company operates from the Netherlands, Belgium, the United States and Japan. Revenues are generated by external customers with their main registered office geographically located as shown in the table below.

	Six Months Ended
	June 30,
(in thousands of $)	2021	2020
United States	$317,258	$24,551
China	151,903	—
Other	1,237	132
Total revenue	$470,398	$24,683

13.	Research and development expenses

	Six Months Ended
	June 30,
(in thousands of $)	2021	2020
Personnel expense	$(76,094)	$(37,510)
External research and development expenses	(174,915)	(140,869)
Materials and consumables	(1,014)	(1,396)
Depreciation and amortization	(1,784)	(1,208)
Other expenses	(20,100)	(8,268)
Total research and development expenses	$(273,907)	$(189,251)

14. Selling, general and administrative expenses

	Six Months Ended
	June 30,
(in thousands of $)	2021	2020
Personnel expense	$(70,179)	$(40,271)
Consulting fees	(40,031)	(20,631)
Supervisory board	(6,776)	(2,418)
Other Expenses	(12,613)	(4,606)
Total selling, general and administrative expenses	$(129,599)	$(67,926)

6.
15.	Financial instruments and financial risk management

The Company carried the following assets at fair value on June 30, 2021 and December 31, 2020, respectively:

	At June 30, 2021
(in thousands of $)	Level 1		Level 2		Level 3
Non-current financial assets	$		$		$17,458
Non-current financial assets		100,563
Current financial assets		1,149,104
Cash equivalents		1,370,363
Assets carried at fair value		$2,620,030		$—	$17,458

	At December 31, 2020
(in thousands of $)	Level 1		Level 2		Level 3
Non-current financial assets	$		$		$6,307
Current financial assets		779,649
Cash equivalents		858,291
Assets carried at fair value		$1,637,940		$—	$6,307

Non-current financial assets – Level 3

In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Innovative Access Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV. The Company assessed the accounting treatment and concluded that the license agreement is in scope of IFRS 15 and that any revenue should be recognized at once at the effective date of the agreement. The profit share has been designated as a non-current financial asset held at fair value through profit or loss. Since AgomAb Therapeutics NV is a private company, the valuation of the profit share is based on level 3 assumptions.

In March 2021, AgomAb Therapeutics NV secured $74 million Series B in Series B by issuing 286,705 of Preferred B Shares. The Company used the post-money valuation of this Series B financing round and the number of outstanding shares in determining the fair value of the profit-sharing instrument, which results in a change in fair value of non-current financial assets of $11.2 million recorded through profit or loss.

Non-current financial assets – Level 1

As part of the license agreement for the development and commercialization for efgartigimod in Greater China (see note 11 for further information), the Company obtained, amongst others, 568,182 newly issued Zai Lab shares calculated at a price of $132 per share. The fair value of the equity instrument at period-end is determined by reference to the closing price of such securities at each reporting date (classified as level 1 in the fair value hierarchy), resulting in a change in fair value of $25.6 million. The Company made the irrevocable election to recognize subsequent changes in fair value through OCI.

Current financial assets and Cash equivalents – Level 1 (see note 11 for further information)

16.	Contractual obligations and commitments

The Company’s manufacturing commitments with Lonza, its drug substance manufacturing contractor, relate to the ongoing execution of the biologic license application (BLA) services for efgartigimod and its manufacturing activities related to the potential future commercialisation. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. In the aggregate, the Company has outstanding commitments for efgartigimod under the first commercial supply agreement of $140.7 million.